# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: New Mountain Private Credit Fund, CIK 0002037804
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 12/17/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001993581

## Reporting persons
- Coller Credit Secondaries Investment Management Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 3,441,195.28; shared voting power 0; sole dispositive power 3,441,195.28; shared dispositive power 0; aggregate amount beneficially owned 3,441,195.28 (8.8% of the class)
  Comment: *Based on 38,972,295 shares of common stock outstanding as of December 17, 2024, as disclosed by the Issuer.
- Coller Investment Management (Luxembourg) S.a r.I.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 1,109,999.98; shared voting power 0; sole dispositive power 1,109,999.98; shared dispositive power 0; aggregate amount beneficially owned 1,109,999.98 (2.8% of the class)
  Comment: *Based on 38,972,295 shares of common stock outstanding as of December 17, 2024, as disclosed by the Issuer.

## Item 1. Issuer
Name of issuer: New Mountain Private Credit Fund
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York 10019

## Item 2. Person Filing
Name of person filing:
Coller Credit Secondaries Investment Management Limited
Coller Investment Management (Luxembourg) S.a r.I.
Address of principal business office or, if none, residence:
The address of the principal business office of Coller Credit Secondaries Investment Management Limited is:
North Suite, First Floor, Regency Court
Glategny Esplanade
St. Peter Port, Guernsey GY1 1WW

The address of the principal business office of Coller Investment Management (Luxembourg) S.a r.I. is:
37A Avenue John F. Kennedy
L-1855 Luxembourg
Citizenship: Coller Credit Secondaries Investment Management Limited: Guernsey; Coller Investment Management (Luxembourg) S.a r.I.: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Coller Credit Secondaries - Opportunities Fund II - A, L.P. holds 50,415.88 shares, CCO II Blocker, L.P. holds 1,109,999.98 shares, CCO II Blocker - L, L.P. holds 179,811.53 shares, Coller Credit Partners 101 LP Incorporated holds 1,109,999.98 shares, CCO II Mag I SPV A Acquisition LP holds 182,270.93 shares, CCO II Mag I SPV B holds 178,696.98 shares and Coller Credit (Annex I 201) LP holds shares (collectively, the "CCSIML Funds"). Coller Credit Secondaries Investment Management Limited has voting and dipositive power over the securities held by the CCSIML Funds and may be deemed to beneficially own securities held by the CCSIML Funds.

CIS-COF Investments 1 LP holds 1,109,999.98 shares. Coller Investment Management (Luxembourg) S.a r.I. has voting and dipositive power over the securities held by CIS-COF Investments 1 LP and may be deemed to beneficially own securities held by CIS-COF Investments 1 LP.
Percent of class:
Coller Credit Secondaries Investment Management Limited 8.8%
Coller Investment Management (Luxembourg) S.a r.I. 2.8%
Sole power to vote or to direct the vote:
Coller Credit Secondaries Investment Management Limited 3,441,195.28
Coller Investment Management (Luxembourg) S.a r.I. 1,109,999.98
Shared power to vote or to direct the vote:
Coller Credit Secondaries Investment Management Limited 0
Coller Investment Management (Luxembourg) S.a r.I. 0
Sole power to dispose or to direct the disposition:
Coller Credit Secondaries Investment Management Limited 3,441,195.28
Coller Investment Management (Luxembourg) S.a r.I. 1,109,999.98
Shared power to dispose or to direct the disposition:
Coller Credit Secondaries Investment Management Limited 0
Coller Investment Management (Luxembourg) S.a r.I. 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Coller Credit Secondaries Investment Management Limited: /s/ Tom Amy, Tom Amy/Director (12/26/2024)
- Coller Investment Management (Luxembourg) S.a r.I.: /s/ Helen Lamb, Helen Lamb/ Director (12/26/2024)